FIFTH MODIFICATION OF MINING LEASE
AND OPTION TO PURCHASE

This Fifth Modification of Mining Lease and Option to Purchase (this "Agreement") is executed as of the _29_ day of June, 2007, by and between Crown Mines, L.L.C., as lessor ("Lessor") and Unico, Incorporated, as lessee ("Lessee").

WHEREAS, Lessor and Lessee executed that certain Mining Lease and Option to Purchase (as modified, the "Lease"), dated December 12, 2001, as modified by that certain Modification of Mining Lease and Option to Purchase, dated May 31, 2004, that certain Second Modification of Mining Lease and Option to Purchase, dated April 21, 2006 (the "Second Modification"), that certain Third Modification of Mining Lease and Option to Purchase, dated November 1, 2006, and that certain Fourth Modification of Mining Lease and Option to Purchase, dated April 26, 2007 (the "Fourth Modification"); and

WHEREAS, the deadline to exercise the Purchase Option (as defined in the Second Modification) was extended until May 31, 2007 pursuant to the Fourth Modification; and

WHEREAS, Lessee gave to Lessor timely notice of its intent to exercise the Purchase Option pursuant to Section 1(b) of the Lease; and

WHEREAS, Lessor and Lessee have been engaged in the process of closing the transaction contemplated by Lessee's exercise of the Purchase Option (the "Closing") but were not able to complete the Closing by May 31, 2007; and

WHEREAS, Lessor and Lessee desire to (a) extend the period during which the Closing can occur and (b) keep the Lease in effect until such date, subject to the terms and conditions herein contained.

NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS, that Lessor and Lessee hereby agree as follows:

1.   Extension of Purchase Option and Lease. Subject to the terms and conditions contained herein, Lessor and Lessee hereby agree that Lessee's right to exercise the Purchase Option and consummate the Closing shall be extended to the close of business in Salt Lake City, Utah, on July 12, 2007 (the "Closing Date"). Lessee and Lessor further agree that the term of the Lease shall be extended until 12:01 a.m. July 13, 2007, unless earlier terminated as herein provided.

2.   Previous Payments. Lessor hereby acknowledges that Lessee has previously paid to Lessor a total of $2,300,000 in non-refundable payments which are to be applied towards the exercise of the Purchase Option if the Closing occurs by the Closing Date. At the Closing, Lessee shall pay to Lessor in immediately available funds all remaining amounts necessary to fully satisfy the purchase price as set forth in Section 1(b) of the Lease.

3.   Rental Payments. Lessor hereby acknowledges that the period of the Lease term extended by this Agreement shall be rent free.

4.   Failure to Close Purchase Option; Termination Date. If the Closing shall not occur by the Closing Date, then the Lease and the Purchase Option shall be deemed automatically terminated without any further action required by Lessor. In such event, Lessor shall be entitled to retain any amounts previously paid by Lessee under the Lease.

5.   Confirmation of Lease and Lessee's Obligations. Except as modified hereby, the Lease is and shall continue in full force and effect, including without limitation Lessee's obligations under Section 5 of the Fourth Modification.

6.   Authority. Each of the undersigned officers of Lessor and Lessee represents and warrants to the other that such officer has been duly authorized, and has the power and authority, to execute this Agreement on behalf of Lessor and Lessee, respectively.

7.   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original document, but all of which will constitute a single document.

[Signature pages follow]

EXECUTED as of the date set forth in the first paragraph hereof.

LESSOR:

CROWN MINES, L.L.C.

By: _____
I.N. Fehr, President

THE STATE OF TEXAS	§
	§
COUNTY OF DALLAS	§

On this ____ day of June, 2007, personally appeared before me, I.N. Fehr, whose identity is personally known to me (or proved on the basis of satisfactory evidence) and who by me duly sworn (or affirmed), did say he is the President of Crown Mines, L.L.C. and said document signed by him in behalf of said limited liability company by authority of its Bylaws or Resolution of its Manager, and said I.N. Fehr acknowledged to me said limited liability company executed the same.

GIVEN under my hand and seal of office this _____ day of June, 2007.

_____
Notary Public – State of Texas



LESSEE:

UNICO, INCORPORATED

By: ______________________________
Mark A. Lopez, Chief Executive Officer

THE STATE OF CALIFORNIA §
§
COUNTY OF SAN DIEGO §

On this 3 day of ~~June,~~ July 2007, personally appeared before me, Mark A. Lopez, whose identity is personally known to me (or proved on the basis of satisfactory evidence) and who by me duly sworn (or affirmed), did say he is the Chief Executive Officer of Unico, Incorporated and said document signed by him in behalf of said corporation by authority of its Bylaws or Resolution of its Board of Directors, and said Mark A. Lopez acknowledged to me said corporation executed the same.

GIVEN under my hand and seal of office this 3 day of ~~June,~~ July 2007.

____
Notary Public – State of California

J. A. WHITEHEAD
COMM. # 1550943
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
COMM. EXP. FEB. 7, 2009